

02007142

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Arf 4/1/2002

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-~~82282~~ 52232

RECEIVED FEB 28 2002

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

FIRM ID. NO.

Fortis Investment Services LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Danielle L. D'Agostino — (212) 418-8796
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Arf 4/1/2002

OATH OR AFFIRMATION

I, David Caruso, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fortis Investment Services LLC as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



David Caruso
President and CEO



Notary Public

JOSEPH A. FRANZESE
Notary Public, State of New York
No. 43-4835970
Qualified In Richmond County
Commission Expires June 30, 2003

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent auditor's report on internal accounting control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)


KPMG

FORTIS INVESTMENT SERVICES, LLC

(A Wholly Owned Subsidiary of Fortis Financial Services, LLC)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Fortis Investment Services, LLC:

We have audited the accompanying statement of financial condition of Fortis Investment Services, LLC (the Company), a wholly owned subsidiary of Fortis Financial Services, LLC, as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fortis Investment Services, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 4, 2002



FORTIS INVESTMENT SERVICES LLC
(A Wholly Owned Subsidiary of Fortis Financial Services, LLC)
Statement of Financial Condition
December 31, 2001

Assets		
Cash and cash equivalents	$	7,103,930
Cash and securities segregated under federal and other regulations		24,568,216
Securities purchased under agreements to resell		3,284,575,425
Securities borrowed		2,569,766,773
Deposits with clearing organizations (cash of $2,565,447 and securities with a market value of $84,553)		2,650,000
Receivable from brokers, dealers and clearing organizations		421,983,951
Receivable from customers		952,729
Interest and dividends receivable		6,816,887
Secured demand note with parent		100,000,000
Other assets		636,381
Total Assets	**$**	**6,419,054,292**
Liabilities		
Short-term borrowings	$	75,331,501
Securities sold under agreements to repurchase		3,417,329,928
Securities loaned		2,428,978,266
Payable to customers		7,283,132
Payable to brokers, dealers and clearing organizations		323,634,653
Interest and dividends payable		6,050,572
Other liabilities		5,709,618
Total liabilities		**6,264,317,670**
Subordinated borrowing with Parent		100,000,000
Members' Capital		
Members' capital		50,150,000
Retained earnings		4,586,622
Total members' capital		**54,736,622**
Total liabilities and members' capital	**$**	**6,419,054,292**

See accompanying notes to the statement of financial condition.

FORTIS INVESTMENT SERVICES LLC
(A Wholly Owned Subsidiary of Fortis Financial Services, LLC)
Notes to Statement of Financial Condition
December 31, 2001

(1) Organization

Fortis Investment Services LLC ("the Company") is a limited liability company under the laws of the Commonwealth of Delaware. The Company is a wholly owned subsidiary of Fortis Financial Services, LLC ("the Parent"), which is a wholly owned subsidiary of Fortis Bank.

The Company is a broker/dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions. A summary of the significant accounting and reporting policies of the Company is presented below.

(2) Significant Accounting Policies

Basis of Presentation

The Company's statement of financial condition is prepared in accordance with generally accepted accounting principles in the United States and prevailing industry practice, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates, including the fair market value of instruments, may vary from actual results.

Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments, which may include federal funds sold on an overnight basis.

Cash and Securities Segregated under Federal and Other Regulations

U.S. Treasury securities with a market value of $24.5 million are segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Income Taxes

The Company is a limited liability company, and as such is not itself subject to U.S. federal, state and local income taxes. Nevertheless, pursuant to a tax sharing arrangement with the Parent, taxes are provided as if the Company filed on a stand alone basis except for the allocation of tax benefits related to the parent's utilization of net operating losses in 2001.

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred assets and liabilities are adjusted through the provision for income taxes.

The Company has no deferred taxes for the year ended December 31, 2001.

Collateralized Short-Term Transactions

(a) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Purchases of securities under agreements to resell ("reverse repurchase agreements") and sales of securities under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Due to the highly liquid nature of the underlying collateral (primarily U.S. Government and government agency securities) and the short-term maturity of these agreements, contractual amounts approximate fair value. It is the policy of the Company to take possession of securities in order to collateralize reverse repurchase agreements. The collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Company in the event of default by the counterparty.

(b) Securities Borrowed and Loaned Transactions

Securities borrowed and securities loaned transactions are recorded at the contracted amount and involve the receipt or transfer of equity and debt securities. These transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the current market value of the respective securities relative to the amounts due under the agreements on a daily basis, and, when necessary, obtains additional collateral to protect the Company in the event of default by the counterparty.

(c) Short-Term Borrowings

At December 31, 2001, the Company has overnight borrowings totaling $75.3 million. Included in this amount is an unsecured loan with the Parent for $50. million. The remainder of the balance is secured by firm collateral.

(3) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$414,170,274	$321,018,132
Receivable/Payable to broker-dealer	368,315	2,616,521
Receivable from clearing organizations	7,445,362	-0-
	$421,983,951	$323,634,653

(4) Related Party Transactions

The Company has several transactions with the Parent and its affiliates, which are generally subject to the same terms and conditions as those with unrelated parties.

The Parent provides services to the Company including management, consulting and information technology for which the Company is charged a fee. In addition, the Company is charged a fee for the use and depreciation of fixed assets that are owned by the Parent. The transactions and the effect thereof on the accompanying statement of financial condition may not necessarily be indicative of the effect that might have resulted from dealings with nonaffiliated parties.

The Company has securities loaned agreements with its affiliates in the amount of $249 million as of December 31, 2001. This balance is reflected in securities loaned per the statement of financial condition.

The Company also has short-term borrowings with its affiliates in the amount of $50 million as of December 31, 2001. This balance is reflected in short-term borrowings per the statement of financial condition.

(5) Credit Risk

The Company acts as a lender and borrower of securities (i.e. conduit loan and borrow business) on a proprietary basis, and, consequently, has credit risk for the timely repayment of principal and interest regarding its holdings of securities. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair market value of contractual commitments that are in a net asset position. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral. The Company marks to market its loan and borrow transactions on a

daily basis. The Company also may require counterparties to submit additional collateral when deemed necessary.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. As a financial intermediary, the Company regularly transacts business with a broad range of governments, corporations, banks and other financial institutions, which are economically diverse. The Company monitors credit risk on a counterparty basis. The Company minimizes this risk through credit reviews, approvals, trading limits and monitoring procedures.

(6) Subordinated Borrowings

At January 1, 2001 the subordinated borrowings consisted of a note between the Company and the Parent due November 30, 2002, with interest payable quarterly at the three-month LIBOR rate plus 55 basis points. With the approval of the NASD, the Company pre-paid the subordinated borrowings in the amount of $100 million on June 26, 2001 and replaced it with a secured demand note.

At December 31, 2001, the subordinated borrowings consist of a secured demand note in the amount of $100 million, with a term not less than three years due May 28, 2004. The Parent pledged to the Company US government agency securities as collateral for the secured demand note. In exchange, the Company pays the Parent seven basis points on the value of the collateral received. At December 31, 2001, the securities pledged to the Company have a market value of $132 million and are used as collateral for repurchase agreements.

The secured demand note is available in computing net capital under the SEC's uniform net capital rule.

(7) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Additionally, equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2001, the Company had net capital of approximately $142.7 million and approximately $142.3 million in excess of required net capital.

FORTIS INVESTMENT SERVICES LLC
(A Wholly Owned Subsidiary of Fortis Financial Services, LLC)
Notes to Statement of Financial Condition
December 31, 2001

The Company is also subject to the Securities and Exchange Commission's Customer Protection Rule (SEC rule 15c3-3), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. At December 31, 2001, the Company had $24.6 million of U.S. Government securities, included in securities purchased under agreements to resell in the statement of financial condition, segregated in the special reserve bank account.